Exhibit 100.2

NICE Remains No. 1 Contact Center Workforce Optimization Vendor as
it Expands its Market Share

NICE continues to lead the contact center WFO market and holds nearly half of the total contact center recording market share, according to recent report from top analyst firm

Hoboken, N.J., October 31, 2017 – NICE (Nasdaq:NICE) today announced that it has been recognized by DMG Consulting LLC, a leading research and consulting firm, as a clear contact center Workforce Optimization (WFO) market share leader. The DMG mid-year market share report further highlighted NICE's leadership, including holding nearly half the total contact center recording market share.

DMG's 2017 Workforce Optimization (WFO) Mid-Year Market Share Report stated that NICE has expanded its total market share over the same period last year by more than four percentage points, based on total GAAP revenue, and remains the overall market leader with a 39 percent market share.

Looking specifically at contact center Workforce Optimization, the DMG report noted that NICE continues to lead the market, with a 45.4 percent share. For contact center voice recording solutions, the company's position is even stronger, holding nearly 50 percent (48.2%) of the market and a lead of more than 24 percentage points over its nearest competitor. This is a continuation of the leadership position the company has held in the contact center WFO market for the past several years.

According to the report, "It's been a tough couple of years for the WFO market." DMG notes the "market is in transition," including a move to WFO platforms and cloud-based solutions. However, enterprises "need the functional capabilities sold by WFO vendors now more than ever before. These needs are going to grow; the question is from whom the solutions are going to be purchased." Noting that the number of WFO solution providers is shrinking, the report also highlights "that there are 6 vendors who are influential in the WFO market, which is dominated by the two market leaders" (representing nearly 73 percent of total GAAP revenue).

Miki Migdal, President of the NICE Enterprise Product group, commented: "NICE's leadership in the WFO market reflects the confidence that a wide array of customers have in our ability to optimize the workforce through innovation, strengthening of capabilities, and development of new technologies. Our Adaptive WFO offering uses analytics-based modeling to dynamically personalize contact center processes, such as scheduling, coaching, training, evaluations and motivational incentives, based on an individual agent personas. With the recent acquisition of Workflex, we are further expanding this adaptive concept with intelligent automation technology to deliver the industry's only cloud workforce engagement solution. Our customers are now able to double the impact of any workforce management solution, which creates a win-win situation for employees and the organization."

NICE provides a complete WFO suite of tightly integrated solutions, which can be adapted to meet the changing needs of various types of enterprises. The products include workforce, performance and quality management applications, multichannel interaction analytics, real-time guidance and robotic automation. A scalable, secure and robust interaction recording platform provides a foundation for the NICE WFO applications, helping companies improve agent productivity and coaching, identify performance gaps, effectively forecast workloads, and schedule staff.

About the DMG Mid-Year Report
DMG's 2017 Workforce Optimization (WFO) Mid-Year Market Share Report analyzes and compares the revenue, market share and performance of 39 worldwide contact center WFO suite vendors. For the purposes of the report, suite vendors are those providing the two core WFO applications – recording and quality management – and at least two of ten other related applications (such as workforce management, speech analytics, desktop analytics, and others).

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.